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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR - 1 2002
601

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46710

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TAG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Ballpark Way, Suite 302
(No. and Street)

Arlington (City) Texas (State) 76011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Parker (817) 226-6622
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name — if individual, state last, first, middle name)

6100 Southwest Blvd., Suite 300 (Address) Fort Worth (City) Texas (State) 76109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, John Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHALON C COLDREN
NOTARY PUBLIC
State of Texas
Comm. Exp. 01-18-2005

Notary Public

Signature

SEC/TREAS

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TAG SECURITIES, INC. (FORMERLY RUPAY-BARRINGTON SECURITIES CORPORATION)

(SEC ID No. 8-46710)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2001
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

## INDEPENDENT AUDITORS' REPORT

Board of Directors
TAG Securities, Inc.
Arlington, Texas

We have audited the accompanying statement of financial condition of TAG Securities, Inc. (Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAG Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 13, 2002

TAG SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 19,678 |
| Accounts receivable | 12,148 |
| Prepaid expenses | 8,000 |
| Total current assets | 39,826 |
| Deposit with clearing organization | 10,000 |
| Total assets | $ 49,826 |
| **Liabilities and Stockholder's Equity** | |
| Accounts payable | $ 18,496 |
| Stockholder's equity (notes 5 and 6): | |
| Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 904,498 |
| Accumulated deficit | (873,268) |
| Total stockholder's equity | 31,330 |
| Total liabilities and stockholder's equity | $ 49,826 |

The accompanying notes are an integral part of the financial statements.

## TAG SECURITIES, INC.
### Statement of Operations
### For the Year Ended December 31, 2001

| | |
|---|---|
| Revenues: | |
| Commissions | $ 203,709 |
| Other income | 1,550 |
| Total revenues | 205,259 |
| Expenses (note 4): | |
| Officer salaries and related | 43,205 |
| Commissions paid to other brokers | 15,602 |
| Clearing and regulatory fees | 47,406 |
| Occupancy | 15,000 |
| Management and professional fees | 47,567 |
| Other operating expenses | 30,424 |
| Total expenses | 199,204 |
| Income before income taxes | 6,055 |
| Income taxes | - |
| Net income | $ 6,055 |

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

| | Common Stock | | Additional Paid-in | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| Balances at January 1, 2001 | 100 | $ 100 | $ 904,498 | $ (879,323) | $ 25,275 |
| Net income | - | - | - | 6,055 | 6,055 |
| Balances at December 31, 2001 | 100 | $ 100 | $ 904,498 | $ (873,268) | $ 31,330 |

The accompanying notes are an integral part of the financial statements.

## TAG SECURITIES, INC.
## Statement of Cash Flows
## For the Year Ended December 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 6,055 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Net change in certain assets and liabilities: | |
| Increase in prepaid expenses | (2,600) |
| Increase in accounts receivable | (4,068) |
| Increase in accounts payable | 14,183 |
| Net cash provided by operating activities | 13,570 |
| CASH FLOWS FROM INVESTING ACTIVITIES | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | - |
| Net increase in cash and cash equivalents | 13,570 |
| Cash and cash equivalents – January 1, 2001 | 6,108 |
| Cash and cash equivalents – December 31, 2001 | $ 19,678 |

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

TAG Securities, Inc., formerly known as Rupay-Barrington Securities Corporation, (the Company)(see notes 5 and 6) is organized as a corporation under the laws of the State of Nevada. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

At December 31, 2001, the Company had net allowable capital of $23,330, which was $18,330 in excess of the minimum net capital requirement computed under Rule 15c3-1.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting purposes. If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recorded. The Company has not accrued any Federal income tax expense or payable for the year ended December 31, 2001, due to the immateriality of the related amounts.

(d) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks.

(e) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(f) Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities.



(Continued)

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2001

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(3) Subordinated Liabilities

There are no liabilities, which were subordinated to claims of general creditors at December 31, 2001, or for the year then ended.

(4) Related Party Transactions

During the year ended December 31, 2001, the Company reimbursed its sole stockholder, The Advisory Group, LP, approximately $14,437 for various operating expenses. In addition, an officer of the Company was paid $6,204 in contract labor. The Advisory Group, LP paid $3,000 in rent on behalf of the Company during the year, and will not require the Company to reimburse them for the related amount; accordingly, the expense is not included in the accompanying financial statements.

See also note 5.

(5) Sale of the Company

On October 31, 2001, the previous sole stockholder of the Company entered into a stock sale agreement with The Advisory Group, LP. In the provisions of the agreement, all shares of the Company's common stock were sold to The Advisory Group, LP. No gain or loss was recorded on the books of the Company relating to the transaction.

(6) Change of Company Name

During the year ended December 31, 2001, the Company filed a Certificate of Amendment to its Articles of Incorporation to change the Company's name. The Company, formerly known as Rupay-Barrington Securities Corporation, is currently operating as TAG Securities, Inc.

Supplemental Schedules

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2001

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2001

Net Allowable Capital

| | |
|---|---|
| Total stockholder's equity | $ 31,330 |
| Non-allowable assets - Prepaid expenses | (8,000) |
| Net allowable capital | $ 23,330 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum dollar net capital requirement of reporting broker or dealer | $ 1,233 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 18,330 |
| Percentage of aggregate indebtedness to net allowable capital | 79% |

Reconciliation with Company's Computation of Allowable Net Capital

| | |
|---|---|
| Net allowable capital – As reported in the Company's unaudited Focus report | $ 20,928 |
| Net effect of Company and audit adjustments | 2,402 |
| Adjusted net allowable capital, per these audited financial statements | $ 23,330 |



(Continued)

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2001

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through Penson Financial Services, Inc.

Changes in Liabilities Subordinated to Claims of General Creditors

| | |
|---|---|
| Such claims at January 1, 2001 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2001 | $ - |

**REPORT ON INTERNAL CONTROL**
**DECEMBER 31, 2001**

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
TAG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TAG Securities, Inc. (the Company) formerly Rupay-Barrington Securities Corporation, for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 13, 2002.

## Officer Expenses

Observation: We noted prior to the sale of 100% of the Company stock to The Advisory Group, LP, certain personal expenses of the previous sole stockholder were paid by the Company. No such instances were noted subsequent to the sale of the stock to The Advisory Group, LP.

Recommendation: We recommend that personal expenses of the stockholders should not be paid by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 13, 2002